October 22, 2026

VIA EDGAR
==========

U.S. Securities and Exchange Commission

Public Filing Desk

100 F. Street, N.E.

Washington, DC 20549

Re:	Zacks Trust, File No. 333-299376
Request to Withdraw Registration Statement on Form N-14

Dear Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Zacks Trust (the “Trust”) respectfully requests the consent of the U.S. Securities and Exchange Commission (the “Commission”) to withdraw the Trust’s registration statement on Form N-14, as filed with the Commission on October 8, 2026 (Accession No. 0001580642-26-006818) (“Registration Statement”).

The Registration Statement was filed relating to the reorganizations of the Zacks All-Cap Core Fund and the Zacks Small-Cap Core Fund, each a series of the Trust (the “Acquired Funds”), into the Zacks All-Cap Core ETF and the Zacks Small-Cap Core ETF respectively, as series of the Trust (the “Acquiring Funds”), in exchange for shares of the Acquiring Funds and the assumption by the Acquiring Funds of the liabilities of the Acquired Funds. However, the Registration Statement was filed on October 8, 2026 using the incorrect 1933 Act file number. No securities were sold in connection with the offering.

On October 19, 2026, the Trust filed an amendment to the prior registration statement on Form N-14/A under the correct 1933 Act file number (1933 Act file number 333-297656).

Pursuant to the requirements of Rule 477 under the Securities Act, the Trust has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

If you have any questions concerning this withdrawal request, please contact Richard Cutshall at 303-572-6527 or Arthur Don at 312-456-8438.

Sincerely,

Very truly yours,

/s/Richard M. Cutshall

Richard M. Cutshall, Attorney-in Fact